SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 30, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 30, 2011, the Company reported that the Board of Directors called an Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 31st, 2011, at 12:30 h., outside the principal place of business, at Bolívar 108 1º, City of Buenos Aires, to discuss the following agenda:

1.- Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.-

2.-Consideration of the set of documents referred to in Section 234, Subsection 1º, Law 19,550, corresponding to fiscal year ended 6-30-2011.-

3.-Consideration of the performance of the Board of Directors.-

4.-Consideration of the performance of the Supervisory Committee.-

5.-Treatment and allocation of the profit for the fiscal year ended on 06.30.2011, which posted profits in the amount of $260,578,000. Ratification of the duly distributed advance dividend.-

6.-.Consideration of the compensation to the Board of Directors for the fiscal year ended on 06-30-2011, in the amount of $29,418,646.- (total for compensations), $15,570,259 in excess of the limit of 5% (five per cent) of the earnings established under Section 261, Law 19,550 and the Regulations of the Argentine Securities Exchange Commission, in the face of the proposal not to distribute dividends. Delegation of the approval of the Auditing Committee’s budget to the Board of Directors.-

7.- Consideration of the compensation to the Supervisory Committee for the fiscal year ended on 06-30-2011.-

8.- Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.-

9.- Appointment of the Regular and Alternate members of the Supervisory Committee.-

10.- Appointment of Certifying Accountant for the next fiscal year and determination of his/ her compensation. Delegations.-

11.- Updating of report on Shared Services Agreement.-

12.-Treatment of the amounts paid as shareholders’ Personal Assets Tax.-

13.- Consideration of the creation of a Global Program for the Issuance of Simple, Non-convertible Notes, with or without a Security Interest or Secured by Third Parties, and for a maximum outstanding amount at any time of up to USD300,000,000 (or the equivalent thereof in other currency), pursuant to the provisions of Law 23,576 governing notes and other provisions amending and regulating thereof (the “Program”). Delegation to the Board of Directors of the broadest powers to establish the time and currency of issuance, the term, price, manner and conditions of payment, the type and rate of interest, application of funds and any other term and condition pertaining to the creation of the aforementioned Program. Authorizations.-

14.-Renewal of the delegation to the Board of Directors of the broadest powers to establish the time and currency of issuance, the term, price, manner and conditions of payment, type and rate of interest, application of funds and any other term and condition, pursuant to what was approved by Shareholders’ Meetings dated October 31st, 2006, October 31st, 2008 and October 29th, 2009, with regard to the issuance of notes under the Global Program currently in force, in accordance with the provisions of Sec. 9, Law 23,576. Authorizations.-

15.- Implementation of the payment of a bonus to the management of the Company established by the Shareholders’ Meeting dated 10-29-09 and, consequently, consideration of an increase of the capital stock through the partial capitalization of the Retained Earnings Account and suspension of the preemptive and accretion right; and/or as the case may be the repurchase of treasury stock destined for the incentive plan for the officers, pursuant to the approval by Shareholders’ Meeting and its ratification and rectification by Shareholders’ Meeting dated 10.29.2010. Delegations.-

16.-Increase of the par value of the outstanding shares from $ 0.10 to $ 1 each share. Amendment of articles of incorporation, if applicable.-

17.- Renewal of the delegation to the Board of Directors of the power to establish the time and currency of the issuance, the term, price, manner and conditions of payment, type and rate of interest, application of funds and any other term and condition, pursuant to what was approved by the Shareholders’ Meeting dated 10-29-09, with regard to the issuance of instruments evidencing short-term debt (the short-term securities or “VCP” as per its acronym in Spanish) as simple non-convertible notes, denominated in pesos, United States dollars or any other currency, with common, special, floating and/or other security interest, including a security interest provided by a third party, whether subordinated or not, for a maximum outstanding amount, at any time, which shall not exceed the equivalent in pesos to USD 50,000,000 (or the equivalent thereof in other currency) (the “VCP program”). Ratification of the approval of the request for registration of the Company with the special registry of VCP issuers.-

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires, from 10 to 18 h., until 10-25-2011. The parties making such a deposit will be supplied with a certificate of admission to the Shareholders’ Meeting. When considering items 11, 12, 15 and 16 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Saúl Zang Vice Chairman I, acting as Chairman, appointed according to minutes of Shareholders’ Meeting dated 10-29-09 and Board of Directors’ Meeting of allocation of duties dated 10-30-09 and the performance of duties as acting Chairman dated 09-28-2011.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: October 11, 2011.